UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10466

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ST. JOE COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The St. Joe Company

133 South WaterSound Parkway

WaterSound, Florida 32413

THE ST. JOE COMPANY 401(K) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The St. Joe Company 401(k) Plan

WaterSound, Florida

We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Vestal & Wiler

Certified Public Accountants

June 27, 2012

THE ST. JOE COMPANY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Cash and cash equivalents	$125	$234

Investments, at fair value (Note 3):
Collective trust funds	6,389,478	8,654,423
Mutual funds	6,149,898	8,079,626
Common stock	369,891	597,601
Self-directed brokerage accounts	364,042	614,672

Total investments	13,273,309	17,946,322

Receivables:
Employee contributions	18,105	25,262
Employer contributions	—	13,914
Notes receivable from participants	24,892	25,368

Total receivables	42,997	64,544

Accrued interest	11,667	11,663

Net assets available for benefits at fair value	13,328,098	18,022,763

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(102,762)	—

Net assets available for benefits	$13,225,336	$18,022,763

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$228,656
Employer contributions	265,259
Employee contributions	853,547
Employee rollover	118,771
Net depreciation in fair value of investments (Note 3)	(583,630)

TOTAL ADDITIONS	882,603

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,674,592
Administrative expenses	5,438

TOTAL DEDUCTIONS	5,680,030

NET DECREASE	(4,797,427)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	18,022,763

NET ASSETS AVAILABLE FOR BENEFITS
End of year	$13,225,336

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1	DESCRIPTION OF PLAN

The following description of The St. Joe Company 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General – The St. Joe Company 401(k) Plan (the Plan) is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Amendments – Effective January 1, 2008, the Plan was amended to adopt a Safe Harbor Qualified Automatic Contribution Arrangement (QACA) that provides for automatic enrollment at a three percent (3%) deferral rate for newly eligible participants which increases by one percent (1%) each subsequent Plan Year until such deferral percentage reaches six percent (6%) unless the Participant elects otherwise. In addition, the Company is required to make a Safe Harbor contribution on behalf of each eligible non-highly compensated employee in the amount equal to 100% of the first 1% of compensation contributed as salary deferrals and 50% of the next 5% of compensation contributed to salary deferrals, up to 3.5% of compensation. Effective July 1, 2011, the Plan was amended to replace the Safe Harbor QACA with a discretionary matching contribution equal to a uniform percentage or dollar amount of the employees’ elective deferrals. Each year the Company will determine the formula for the discretionary matching contribution.

Contributions and Vesting – The Plan is contributory and participants can elect not to contribute under the QACA. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a Safe Harbor contribution as described above. Contributions are subject to certain limitations as prescribed by law.

Company and employee contributions are 100% vested upon contribution.

Allocation of Contributions and Earnings – Individual accounts are established for each participant and are updated for amounts equal to their elective contributions plus the Company’s matching contribution. Earnings or losses are allocated in the same proportion that each participant’s account in a fund bears to the total of all participants’ accounts in that fund.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1	DESCRIPTION OF PLAN – Continued

Distributions – Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria. Benefits are recorded when paid.

Investments – All of the Plan’s assets are held and invested by Merrill Lynch Trust Company (Merrill Lynch and the Trustee) based on the participants’ elections. Effective April 1, 2012, the Plan was restated and all of the Plan’s assets are held and invested by Prudential Retirement (Trustee) based upon the participants’ elections. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.

Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a commercially reasonable rate of interest as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Plan Termination – The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.

Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.

Forfeitures – At December 31, 2011 and 2010, unclaimed forfeited amounts totaled $26,234 and $23,771, respectively. These amounts may be used to reduce future employer contributions or pay plan administrative expenses.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – All of the assets and investments of the Plan are participant directed.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Plan has evaluated subsequent events through June 27, 2012, the date the financial statements were available to be issued.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3	INVESTMENTS

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2011
Collective Trust Funds	$115,609
Mutual Funds	(410,956)
Common Stock	(288,283)

$(583,630)

As of December 31, 2011, the following investments represented more than 5% of the Plan’s net assets:

	$2,339,106	$2,339,106
Investments	Units	Fair Value
Bank of America, N.A. Equity Index Trust	142,977	$2,339,106
Wells Fargo Stable Value Fund - at contract value*	38,778	3,947,610
Nationwide Mid Cap	55,922	734,819
Nationwide Small Cap	60,931	661,100
PIMCO Total Return Fund, Class A	140,295	1,525,008
Davis New York Venture Fund, Class A	33,615	1,092,487
American Europe Pacific Group Fund	35,241	1,216,510

As of December 31, 2010, the following investments represented more than 5% of the Plan’s net assets:

	$2,339,106	$2,339,106
Investments	Units	Fair Value
Bank of America, N.A. Equity Index Trust	178,525	$2,865,331
Merrill Lynch Retirement Preservation Trust	5,789,092	5,789,092
American Europe Pacific Group Fund	41,178	1,673,061
PIMCO Total Return Fund, Class A	199,891	2,168,813
Davis New York Venture Fund, Class A	41,672	1,431,034

*	Net assets available for benefits held in the Wells Fargo Stable Value Fund (WFSVF) are reported at contract value. The Fund is a stable value fund which holds investments in fully benefit-responsive investment contracts. The fair value of investments held in the WFSVF was $4,050,372 at December 31, 2011.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trusts: Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4	FAIR VALUE MEASUREMENTS – Continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Collective Trust Funds	$—	$6,389,478	$—	$6,389,478
Mutual Funds:
Index funds	1,395,919	—	—	1,395,919
Growth funds	3,228,971	—	—	3,228,971
Fixed income funds	1,525,008	—	—	1,525,008

Total mutual funds	6,149,898	—	—	6,149,898

Common stocks	369,891	—	—	369,891
Self-directed brokerage accounts	364,042	—	—	364,042

	$6,883,831	$6,389,478	$—	$13,273,309

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Collective Trust Funds	$—	$8,654,423	$—	$8,654,423
Mutual Funds:
Index funds	1,671,892	—	—	1,671,892
Growth funds	4,238,921	—	—	4,238,921
Fixed income funds	2,168,813	—	—	2,168,813

Total mutual funds	8,079,626	—	—	8,079,626

Common stocks	597,601	—	—	597,601
Self-directed brokerage accounts	614,672	—	—	614,672

	$9,291,899	$8,654,423	$—	$17,946,322

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4	FAIR VALUE MEASUREMENTS – Continued

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2011
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period

Equity Index Trust	$2,339,106	$—	Daily	Daily
Stable Value Fund	$4,050,372	$—	Daily	Daily

	2010
		Unfunded	Redemption	Redemption
Investment Type	Fair Value	Commitments	Frequency	Notice Period

Equity Index Trust	$2,865,331	$—	Daily	Daily
Retirement Preservation Trust	$5,789,092	$—	Daily	Daily

The Equity Index Trust’ objective is to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standards & Poor’s 500 Composite Stock Index before deduction of expenses. However, there is no assurance that this objective can be achieved.

The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, this fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The Retirement Preservation Trust’ objective is to preserve principal, maintain high liquidity and earn an appropriate market return. This collective trust seeks to maintain a $1.00 net asset value per unit, although achievement of that objective cannot be assured.

NOTE 5	INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on August 8, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and as a result, the Plan administrator believes the Plan will remain qualified and that no provision for income taxes is necessary.

THE ST. JOE COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5	INCOME TAX STATUS – Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2008.

NOTE 6	RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES

Investments in collective trust funds are managed by Merrill Lynch, who is the trustee as defined by the Plan. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.

Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 7	RISKS AND UNCERTAINTIES

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

SUPPLEMENTAL SCHEDULE

THE ST. JOE COMPANY 401(K) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost**	Current Value
*	Bank of America, N.A. Equity Index Trust	Collective trust funds, 142,977 units		$2,339,106
*	Wells Fargo Stable Value Fund	Collective trust funds, 38,778 units		4,050,372
	American Europe Pacific Group Fund	Mutual fund, 35,241 units		1,216,510
	Davis New York Venture Fund, Class A	Mutual fund, 33,615 units		1,092,487
	PIMCO Total Return Fund, Class A	Mutual fund, 140,295 units		1,525,008
	PIMCO High Yield Fund, Class A	Mutual fund, 48,844 units		438,622
	Nationwide Mid Cap	Mutual fund, 55,922 units		734,819
	Nationwide Small Cap	Mutual fund, 60,931 units		661,100
	Mainstay Large Cap Growth	Mutual fund, 70,168 units		481,352
*	The St. Joe Company	Common stock, 25,231 shares		369,891
*	Self-directed brokerage accounts	Various		364,042
*	Participant loans	Various at 4.25% - 9.25%, maturing through 7/9/16	—	24,892

				$13,298,201

*	Denotes party-in-interest
**	Cost basis is not required for participant directed investments and therefore is not included.

THE ST. JOE COMPANY 401(k) PLAN EIN 59-0432511 Plan 080 Attachment to 2011 Form 5500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan

The St. Joe Company

Date: June 28, 2012	By:	/s/ Thomas J. Hoyer
Thomas J. Hoyer
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Vestal & Wiler, CPAs, independent registered public accounting firm.